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Uproar Inc.
240 west 35th street, 18th floor
new york, ny 10001

                                                               February 16, 2001

Dear Stockholder:

    As you may know, Uproar Inc. (the "Company") has entered into an Agreement and Plan of Merger (the "Merger Agreement") with Flipside, Inc. and Flipside Acquisition Corporation, its wholly owned subsidiary, pursuant to which Flipside Acquisition Corporation has today commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares (the "Shares") of common stock of the Company at a cash price of $3.00 per Share, without interest. Under the Merger Agreement, the Offer will be followed by a merger (the "Merger"), in which any remaining Shares will be converted into the right to receive $3.00 per Share.

    YOUR BOARD HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER AND DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS. THE BOARD ALSO RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS TENDER THEIR SHARES PURSUANT TO THE OFFER AND VOTE TO APPROVE THE MERGER.

    In arriving at its recommendation, the Board gave careful consideration to the factors described in the enclosed Schedule 14D-9. Included as an exhibit to the Schedule 14D-9 is the written opinion, dated February 5, 2001, of Salomon Smith Barney Inc., the Company's financial advisor, to the effect that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the $3.00 per Share cash consideration to be received in the Offer and Merger by the holders of Shares (other than Flipside, Inc. and its affiliates) was fair, from a financial point of view, to such holders.

    In addition to the attached Schedule 14D-9, also enclosed are the Offer to Purchase, dated February 16, 2001, and related materials, including a Letter of Transmittal, to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and the Merger and provide instructions on how to tender your Shares. We urge you to read these documents carefully and encourage you to tender your Shares pursuant to the Offer.

                                           On behalf of the Board of Directors,

                                           /s/ KENNETH D. CRON

                                           Kenneth D. Cron
                                           Chairman and Chief Executive Officer

Enclosures